SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 2) (1)


                              Comforce Corporation
                              --------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                     544118
                                     ------
                                 (CUSIP Number)


               Strategic Turnaround Equity Partners, L.P. (Cayman)
                      c/o Galloway Capital Management, LLC
                          720 Fifth Avenue, 10th Floor
                            New York, New York 10019
                                 (212) 247-1339
                              Attn: Bruce Galloway
                              --------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 25, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. X

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

____________________

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------
CUSIP No. 544118                          13D
----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Strategic Turnaround Equity Partners, L.P.(Cayman)      98-0498777
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        680,685
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    680,685
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     680,685 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.91% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

(1) On the basis of 17,387,553 shares of Common Stock reported by the Company to be issued and outstanding as of November 2, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
CUSIP No. 544118                          13D
----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Galloway Capital Management LLC 90-0000838
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        816,952 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    816,952 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     816,952 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.570 (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

(1) This includes 136,267 shares of common stock held by Finvest Yankee, LP for which the Reporting Person has the power to vote and dispose.

(2) On the basis of 17,387,553 shares of Common Stock reported by the Company to be issued and outstanding as of November 2, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
CUSIP No. 544118                          13D
----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Gary L. Herman                            N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    13,000 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        816,952 (2)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           13,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    816,952
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     816,952 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.77% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) This includes 4,000 shares of Common Stock held by FBR Inc., and entity which Mr. Herman has voting discretion, 5,000 shares of Common Stock held by Mr. Herman's IRA, and 4,000 shares directly beneficially owned by Mr. Herman.

(2) This includes 136,267 shares of common stock held by Finvest Yankee, LP for which the Reporting Person has the power to vote and dispose.

(3) On the basis of 17,387,553 shares of Common Stock reported by the Company to be issued and outstanding as of November 2, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
CUSIP No. 544118                          13D
----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Bruce Galloway                       N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    226,728 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        816,952 (2)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           226,728
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    816,952
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,043,680 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.00% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) This includes 77,140 shares of Common Stock held by Mr. Galloway's IRA, 1,500 shares of Common Stock owned by Mr. Galloway's son for which Mr. Galloway has the power to vote and dispose, 19,100 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains full investment and voting discretion, and 148,088 shares of Common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains full investment and voting discretion.

(2) This includes 134,967 shares of common stock held by Finvest Yankee, LP for which the Reporting Person has the power to vote and dispose.

(3) On the basis of 17,387,553 shares of Common Stock reported by the Company to be issued and outstanding as of November 2, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, no par value, (the "Common Stock") of Comforce Corporation, a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 415 Crossways Park Drive, Woodbury, NY, 11797.

Item 2. Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the "Reporting Persons").

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.


Strategic Turnaround Equity           Cayman Islands limited partnership
Partners, L.P. (Cayman)               General Partner - Galloway Capital
                                      Management LLC

Galloway Capital Management LLC       Delaware limited liability company
                                      Managing Member - Gary L. Herman
                                      Managing Member - Bruce Galloway

Bruce Galloway                        Citizenship - United States
                                      Managing Member - Galloway Capital
                                      Management LLC
                                      Managing Member - Strategic Turnaround
                                      Equity
                                      Partners, L.P. (Cayman)

Gary L. Herman                        Citizenship - United States
                                      Managing Member - Galloway Capital
                                      Management LLC
                                      Managing Member - Strategic Turnaround
                                      Equity
                                      Partners, L.P. (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the personal investment capital of Mr. Galloway and his affiliates and Mr. Herman.

Item 4. Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. (Cayman) executed purchases and sales of Common Stock on the open market with its investment capital:

--------------------------------------------------------------------------------
Date             Number of Shares Purchased                Price Per Share
--------------------------------------------------------------------------------
                 0
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Date             Number of Shares Sold                     Price Per Share
--------------------------------------------------------------------------------
                 0
--------------------------------------------------------------------------------


On each of the following dates and at the following prices per share, Bruce Galloway and his affiliates executed purchases and sales of Common Stock on the open market with his personal funds:

--------------------------------------------------------------------------------

Date             Number of Shares Purchased                Price Per Share
--------------------------------------------------------------------------------
2/21/08          100                                       2.04
--------------------------------------------------------------------------------


On each of the following dates and at the following prices per share, Finvest Yankee, LP executed purchases and sales of Common Stock on the open market with its investment capital:

--------------------------------------------------------------------------------
Date             Number of Shares Purchased                Price Per Share
--------------------------------------------------------------------------------
12/31/07         1,100                                     2.045
--------------------------------------------------------------------------------
2/08/08          100                                       2.03
--------------------------------------------------------------------------------


The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

On February 25, 2008 the Reporting Persons sent a letter to the Chairman of the Board of the Issuer. The Reporting Persons expressed their frustration in the price of the Issuer's stock and urged the Board to explore strategic alternatives to unlock shareholder value.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, The Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman)), Bruce Galloway and Gary L. Herman (as a Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 792,952 shares of Common Stock, representing approximately 4.7% of the number of shares of Common Stock stated to be outstanding by the Company, as of November 2, 2007 in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2007. Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 680,685 shares of Common Stock. Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 816,952 shares of Common Stock. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 816,952 shares of Common Stock. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Of the total 226,728 shares of Common Stock directly reported by Mr. Galloway, 77,140 shares of Common stock directly held by Mr. Galloway's IRA, 1,500 shares of Common Stock are owned by Mr. Galloway's son for which Mr. Galloway has the power to vote and dispose, 19,100 shares of Common Stock are held by RexonGalloway Capital Growth, LLC an investment company in which Mr. Galloway is a member ("RexonGalloway") and for which Mr. Galloway retains full investment and voting discretion, and 114,088 shares of Common Stock held by Jacombs Investments, Inc. for which Mr. Galloway retains full investment and voting discretion.

Of the total of 13,000 shares of Common Stock directly reported by Mr. Herman, 4,000 shares are directly beneficially owned by Mr. Herman, 5,000 shares are held by Mr. Herman's IRA, and 4,000 are held by FBR, Inc. for which Mr. Herman has voting discretion.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With the
Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Letter sent to the Chairman of the Issuer attached as Exhibit A.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               Strategic Turnaround Equity Partners, L.P.
                               (Cayman)

February 25, 2008              By: /s/ Gary Herman
                                   ---------------
                               Name: Gary Herman
                               Title: Managing Member of Galloway Capital
                               Management LLC, the General Partner of Strategic
                               Turnaround Equity Partners, L.P. (Cayman)


                               Galloway Capital Management, LLC

February 25, 2008              By: /s/ Bruce Galloway
                                   ------------------
                               Name: Bruce Galloway
                               Title: Managing Member

February 25, 2008              /s/ Gary L. Herman
                               ------------------
                               Gary Herman


February 25, 2008              /s/ Bruce Galloway
                               ------------------
                               Bruce Galloway


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                Strategic Turnaround Equity Partners, LP (Cayman)
                      c/o Galloway Capital Management, LLC
                          720 Fifth Avenue, 10th Floor
                               New York, NY 10019



February 25, 2008

By Overnight Mail, Email
& Facsimile

John Fanning, Chairman
Comforce Corporation
415 Crossways Park Drive
Woodbury, NY 11797

Dear Mr. Fanning:

As you are aware, Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC and its affiliates (collectively "STEP"), are significant shareholders of the common stock of Comforce Corporation ("Comforce" or the "Company") and have been for the past several years.

In a letter to you dated December 15, 2007 we wrote [in pertinent]:

      "We strongly urge the Board of Directors to direct their efforts to explore strategic alternatives to increase shareholder value. The Board should retain the services of a nationally recognized investment banking firm to explore various alternatives to increase shareholder value, including but not limited to, the sale of the Company, asset dispositions, or a share buyback program."

Over the period of the past four weeks I have left you eight (8) messages on either your voice mail or with your assistant to discuss the contents of the letter and our ideas for strategic alternatives for Comforce. To date I have still not heard back from you.

We would like to set up a meeting at our offices in Manhattan so we can discuss these strategic alternatives and other initiatives we believe could enhance value for all of the shareholders of the Company.

Please call me at 212-247-1339 so we can discuss the contents of this letters and set up a mutually convenient time to meet at my offices..

Very truly yours,

Strategic Turnaround Equity Partners, LP (Cayman)

By: __________________________________________________
    Galloway Capital Management, LLC (General Partner)
    Name: Bruce Galloway
    Title: Managing Member


cc:   Rosemary Maniscalco, Vice Chairman of the Board
      Harry Maccarrone, Chief Financial Officer, Executive Vice President, Secretary, Director
      Daniel Raynor, Director
      Gordon Robinett, Director
      Kenneth Daley, Director
      Pierce Flynn, Director